SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CAI International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12477X106

(CUSIP Number of Class of Securities)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12477X106	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hiromitsu Ogawa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,776,240
6 SHARED VOTING POWER 4,116,000
7 SOLE DISPOSITIVE POWER 4,776,240
8 SHARED DISPOSITIVE POWER 4,116,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,892,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.86%
12	TYPE OF REPORTING PERSON* IN

Item 1.	Issuer

(a)	The name of the Issuer is CAI International, Inc.

(b)	The Issuer’s principal executive offices are located at One Embarcadero Center, Suite 2101, San Francisco, CA 94111.

Item 2.	Reporting Person and Security

(a)	This Statement is filed by Hiromitsu Ogawa, an individual.

(b)	Mr. Ogawa’s business address is One Embarcadero Center, Suite 2101, San Francisco, CA 94111.

(c)	Mr. Ogawa is a citizen of Japan.

(d)	This Statement relates to shares of Common Stock of CAI International, Inc.

(e)	The CUSIP assigned to the Common Stock of the Issuer is 12477X106.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)☐	Broker or dealer registered under Section 15 of the Act,

(b)☐	Bank as defined in Section 3(a)(6) of the Act,

(c)☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)☐	An investment Advisor in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G),

(h)☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

Page 3 of 5 Pages

(j)☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Under the rules and regulations of the Securities and Exchange Commission, Mr. Ogawa may be deemed to be the beneficial owner of a total of 8,892,240 shares of Issuer Common Stock.

(b)	Mr. Ogawa’s beneficial ownership of Issuer Common Stock represented approximately 51.86% of the Issuer’s 17,144,977 issued and outstanding shares of such stock as of December 31, 2007.

(c)	Mr. Ogawa has sole power to vote and direct the voting and dispose and direct the disposition of 4,776,240 shares. An additional 2,859,108 shares are held by the Ogawa Family Trust dated 7/06/98, of which Mr. Ogawa and his wife are co-trustees. An additional 1,256,892 shares are held by the Ogawa Family Limited Partnership. Mr. Ogawa is the co-trustee of the Ogawa Family Trust, which is the general partner of the Ogawa Family Limited Partnership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2008

/s/ HIROMITSU OGAWA
Hiromitsu Ogawa

Page 5 of 5 Pages